November 8, 2016

Mr. Michael Volley

Staff Accountant

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Walter Investment Management Corp.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-13417

Dear Mr. Volley:

This letter (this “November Response Letter”) is being submitted in connection with the matters discussed during the November 1, 2016 telephone conversation involving representatives of Walter Investment Management Corp. (the “Company”) and staff members of the Securities and Exchange Commission regarding the comment contained in the staff’s letter to the Company, dated June 30, 2016 (the “June Comment Letter”), and the Company’s response to such comment in our letter dated August 15, 2016 (the “August Response Letter”). To assist your review, we have reproduced the staff’s comment from the June Comment Letter, and our initial response thereto from the August Response Letter, below. This November Response Letter supplements our initial response set forth in the August Response Letter.

Comment from June Comment Letter:

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 56

1.	We note your disclosure that the non-GAAP financial measures, adjusted earnings and adjusted EBITDA, exclude step-up depreciation and amortization, which may be inconsistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Initial Response from August Response Letter:

We note that Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (the “CDIs”) relates to non-GAAP performance measures that tailor recognition and measurement methods from those of GAAP. As noted by the staff, our non-GAAP financial measures Adjusted Earnings and Adjusted EBITDA include an adjustment for step-up depreciation and amortization. This adjustment is comprised of the incremental depreciation expense recorded on premises and equipment acquired in a business combination that were written up to estimated fair value at the purchase date in accordance with purchase accounting guidance, as well as the amortization of intangible assets, including certain servicing and sub-servicing contracts and other intangibles recorded in connection with the acquisition. These adjustments represent non-cash items eliminated from our non-GAAP measures for the purpose of comparability to our peers as well as to follow a typical definition of EBITDA which is earnings before interest, taxes, depreciation and amortization. Accordingly, we do not believe this adjustment is inconsistent with Question 100.04 of the updated CDIs.

Supplemental Response:

As noted by the staff, our non-GAAP financial measures Adjusted Earnings and Adjusted EBITDA include an adjustment for step-up depreciation and amortization. The Company has agreed with the staff’s request that it eliminate this adjustment from the Company’s non-GAAP financial measure Adjusted Earnings, beginning in the Company’s Form 10-K for the year ending December 31, 2016, and the Company will disclose its intent to do so in connection with the Company’s 2016 third quarter earnings announcement. As discussed with the staff, because this adjustment is part of a typical definition for EBITDA, the Company will continue to include this adjustment in its non-GAAP financial measure Adjusted EBITDA.

If you should have any questions regarding this letter, please contact me at (813) 421-7634 or GTillett@walterinvestment.com. In addition, you may also contact our Chief Accounting Officer, Kim Perez at (813) 421-7660 or kperez@walterinvestment.com.

Sincerely,

/s/ Gary L. Tillett
Gary L. Tillett
Executive Vice President and Chief Financial Officer

cc.	Securities and Exchange Commission
Michael Volley
Benjamin Phippen

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